                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (AMENDMENT NO. 38)


                           AMERICAN REALTY TRUST, INC.
                                (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)


                                   029-177-409
                                 (CUSIP Number)


ROBERT A. WALDMAN, 10670 N. CENTRAL EXPRESSWAY, SUITE 600, DALLAS, TEXAS   75231
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                OCTOBER 29, 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(b)(3) or (4), check the following box [ ].

CUSIP NO. 029-177-409                                                     PAGE 2
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         BASIC CAPITAL MANAGEMENT, INC.                                      75-2261065
----------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ................................................................................
         (b)  ................................................................................

----------------------------------------------------------------------------------------------
     3)  SEC Use Only ........................................................................

----------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ..................................................

----------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                   NEVADA

----------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                      5,727,474
Number of
Shares            ----------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                           -0-
Owned by
Each              ----------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                 5,727,474
Person
With              ----------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                     -0-

----------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person       5,727,474

----------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                      53.3%

----------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                               CO

CUSIP NO.  029-177-409                                                    PAGE 3
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons

         NATIONAL OPERATING, L.P.                                            75-2163170

----------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ................................................................................
         (b)  ................................................................................

----------------------------------------------------------------------------------------------
     3)  SEC Use Only ........................................................................

----------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ..................................................

----------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                DELAWARE


                  7)  Sole Voting Power                                      195,732
Number of
Shares            ----------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                         -0-
Owned by
Each              ----------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                 195,732
Person
With              ----------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                   -0-

----------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person       195,732

----------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                     1.8%

----------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                            PN


CUSIP NO.  029-177-409                                                    PAGE 4
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         THE GENE E. PHILLIPS CHILDREN'S TRUST                               13-6599759

----------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ................................................................................
         (b)  ................................................................................

----------------------------------------------------------------------------------------------
     3)  SEC Use Only ........................................................................

----------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ..................................................

----------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                TEXAS

----------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                      98,332
Number of
Shares            ----------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                        -0-
Owned by
Each              ----------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                 98,332
Person
With              ----------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                  -0-

----------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person       98,332

----------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                   0.9%

----------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                          OO


CUSIP NO.  029-177-409                                                    PAGE 5
--------------------------------------------------------------------------------

     1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of Above Persons
         CONTINENTAL MORTGAGE AND EQUITY TRUST                               94-2738844

----------------------------------------------------------------------------------------------
     2)  Check the Appropriate Box if a Member of a Group (See Instructions)
         (a)  ................................................................................
         (b)  ................................................................................

----------------------------------------------------------------------------------------------
     3)  SEC Use Only ........................................................................

----------------------------------------------------------------------------------------------
     4)  Source of Funds (See Instructions) ..................................................

----------------------------------------------------------------------------------------------
     5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items
2(d) or 2(e)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     6)  Citizenship or Place of Organization                                CALIFORNIA

----------------------------------------------------------------------------------------------
                  7)  Sole Voting Power                                      820,850
Number of
Shares            ----------------------------------------------------------------------------
Beneficially      8)  Shared Voting Power                                         -0-
Owned by
Each              ----------------------------------------------------------------------------
Reporting         9)  Sole Dispositive Power                                 820,850
Person
With              ----------------------------------------------------------------------------
                  10)  Shared Dispositive Power                                   -0-

----------------------------------------------------------------------------------------------
     11)  Aggregate Amount Beneficially Owned by Each Reporting Person       820,850

----------------------------------------------------------------------------------------------
     12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
 ..............................................................................................

----------------------------------------------------------------------------------------------
     13)  Percent of Class Represented by Amount in Row (11)                    7.6%

----------------------------------------------------------------------------------------------
     14)  Type of Reporting Person (See Instructions)                            00


                           AMERICAN REALTY TRUST, INC.
                              CUSIP NO. 029-177-409


ITEM 1. SECURITY AND ISSUER

     Item 1 is hereby amended to read as follows:

     This amendment relates to the Common Shares, $0.01 par value (the "Shares"), of American Realty Trust, Inc., a Georgia corporation (the "Company"), and amends the statement on Schedule 13D filed on June 12, 1998. The principal executive offices of the Company are located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.


ITEM 2. IDENTITY AND BACKGROUND

     Item 2 is hereby amended to read as follows:

     This statement is being filed on behalf of Basic Capital Management, Inc. ("BCM"), National Operating, L.P. ("NOLP"), the Gene E. Phillips Children's Trust (the "GEP Trust") and Continental Mortgage and Equity Trust ("CMET") (collectively the "Reporting Persons").

     BCM, NOLP, the GEP Trust and CMET may be deemed to constitute a "person" within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended, because BCM is beneficially owned by a trust established for the benefit of Gene E. Phillips' children and the executive officers of CMET are also executive officers of BCM. Gene E. Phillips is a general partner of Syntek Asset Management, L.P. ("SAMLP"), which is the general partner of NOLP.

     (I) BCM is a corporation organized and existing under the laws of the State of Nevada. BCM's principal business activity is the provision of advisory services for real estate investment trusts. Its principal place of business and principal office is located at 10670 North Central Expressway, Suite 600 Dallas, Texas 75231.

     BCM is owned by Realty Advisors, Inc., a Nevada corporation. Realty Advisors, Inc. is owned by a trust established for the benefit of the children of Gene E. Phillips. The directors and executive officers of BCM are as follows:

Name                                                 Position(s) with BCM
----                                                 --------------------
Randall M. Paulson                                   President

Thomas A. Holland                                    Executive Vice President and
                                                     Chief Financial Officer

Clifford C. Towns, Jr.                               Executive Vice President - Finance

Karl L. Blaha                                        Executive Vice President -
                                                     Commercial Asset Management


Name                                                 Position(s) with BCM
----                                                 --------------------
Steven K. Johnson                                    Executive Vice President -
                                                     Residential Asset Management

Bruce A. Endendyk                                    Executive Vice President

A. Cal Rossi, Jr.                                    Executive Vice President

Cooper B. Stuart                                     Executive Vice President

Dan S. Allred                                        Senior Vice President -
                                                     Land Development

Robert A. Waldman                                    Senior Vice President,
                                                     General Counsel and Secretary

Drew D. Potera                                       Vice President, Treasurer
                                                     and Securities Manager

Mickey Ned Phillips                                  Director

Ryan T. Phillips                                     Director


     Mr. Paulson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Paulson's present principal occupation is President of BCM. Mr. Paulson is a citizen of the United States of America.

     Mr. Holland's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Holland's present principal occupation is Executive Vice President and Chief Financial Officer of BCM. Mr. Holland is a citizen of the United States of America.

     Mr. Towns' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Towns' present principal occupation is Executive Vice President - Finance of BCM. Mr. Towns is a citizen of the United States of America.

     Mr. Blaha's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Blaha's present principal occupation is Executive Vice President - Commercial Asset Management of BCM. Mr. Blaha is a citizen of the United States of America.

     Mr. Johnson's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Johnson's present principal occupation is Executive Vice President - Residential Asset Management of BCM. Mr. Johnson is a citizen of the United States of America.

     Mr. Endendyk's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Endendyk's present principal occupation is Executive Vice President of BCM. Mr. Endendyk is a citizen of the United States of America.

     Mr. Rossi's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Rossi's present principal occupation is Executive Vice President of BCM. Mr. Rossi is a citizen of the United States of America.

     Mr. Stuart's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Stuart's present principal occupation is Executive Vice President of BCM. Mr. Stuart is a citizen of the United States of America.

     Mr. Allred's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Allred's present principal occupation is Senior Vice President - Land Development of BCM. Mr. Allred is a citizen of the United States of America.

     Mr. Waldman's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Waldman's present principal occupation is Senior Vice President, General Counsel and Secretary of BCM. Mr. Waldman is a citizen of the United States of America.

     Mr. Potera's business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. Potera's present principal occupation is Vice President, Treasurer and Securities Manager of BCM. Mr. Potera is a citizen of the United States of America.

     Mickey Ned Phillips' business address is 264 Rolling Hills Circle, Gaffney, South Carolina 29340. Mr. M. Phillips' present principal occupation is owner of Phillips Remodeling Co. Mr. M. Phillips is a citizen of the United States of America.

     Ryan T. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. R. Phillips' present principal occupation is an independent real estate investor. Mr. R. Phillips is a citizen of the United States of America.

     (II) NOLP is a Delaware limited partnership engaged in the business of investing in real estate and real estate related assets. The principal place of business and principal office of NOLP is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     NOLP has no officers or directors. The general partner of NOLP is SAMLP. The general partners of SAMLP are Syntek Asset Management, Inc. and Mr. Gene E. Phillips who, through his position as a general partner of SAMLP, is a controlling person of NOLP.

     Mr. Gene E. Phillips' business address is 10670 North Central Expressway, Suite 600, Dallas, Texas 75231. Mr. G. Phillips' present principal occupation is Chief Executive Officer and President of Syntek West, Inc. Mr. G. Phillips is a citizen of the United States of America.

     (III) The GEP Trust is a trust formed under the laws of Texas for the benefit of the children of Mr. Gene E. Phillips. The trustee of GEP Trust is Mr. Gene E. Phillips' brother, Donald W. Phillips. Information with respect to Mr. Gene E. Phillips is disclosed in (II) above.

     Donald W. Phillips' business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. D. Phillips' present principal occupation is President and owner of Big D Oil Field Equipment Sales. Mr. D. Phillips is a citizen of the United States of America.

     (IV) CMET is a real estate investment trust organized and existing under the law of the State of California. CMET's principal business activity is investments in real estate. As of October 30, 1998, the Company owned 40.9% of CMET's outstanding securities. The principal place of business and principal office of CMET is located at 10670 North Central Expressway, Suite 600, Dallas, Texas 75231.

     The following is a list of each executive officer and trustee of CMET:

Name                                                 Position(s) with CMET
----                                                 ---------------------
Randall M. Paulson                                   President

Thomas A. Holland                                    Executive Vice President, Chief
                                                     Financial Officer and Secretary

Karl L. Blaha                                        Executive Vice President -
                                                     Commercial Asset Management

Steven K. Johnson                                    Executive Vice President -
                                                     Residential Asset Management

Bruce A. Endendyk                                    Executive Vice President

Robert A. Waldman                                    Senior Vice President
                                                     and General Counsel

Drew D. Potera                                       Vice President and Treasurer

Richard W. Douglas                                   Trustee

Larry E. Harley                                      Trustee

R. Douglas Leonhard                                  Trustee

Murray Shaw                                          Trustee

Ted P. Stokely                                       Trustee

Martin L. White                                      Trustee

Edward G. Zampa                                      Trustee


     Information with respect to Messrs. Paulson, Holland, Blaha, Johnson, Endendyk, Waldman and Potera is disclosed in (I) above.

     Mr. Douglas' business address is 3030 McKinney Avenue, #1201, Dallas, Texas 75204. Mr. Douglas' present principal occupation is President of Dallas Chamber of Commerce. Mr. Douglas is a citizen of the United States of America.

     Mr. Harley's business address is 8520 Breakers Point, Dallas, Texas 75243. Mr. Harley is retired. Mr. Harley is a citizen of the United States of America.

     Mr. Leonhard's business address is 13230 Hunters Lark, San Antonio, Texas 78230. Mr. Leonhard is retired. Mr. Leonhard is a citizen of the United States of America.

     Mr. Shaw's business address is 3713 Ebony Hollow Pass, Austin, Texas 78739. Mr. Shaw's present principal occupation is Chairman of the Board of Stephen F. Austin University. Mr. Shaw is a citizen of the United States of America.

     Mr. Stokely's business address is 10670 North Central Expressway, Suite 515, Dallas, Texas 75231. Mr. Stokely's present principal occupation is General Manager of Minority and Elderly Housing Assistance Foundation, Inc. Mr. Stokely is a citizen of the United States of America.

     Mr. White's business address is 8051 Coach Drive, Oakland, California 94605. Mr. Martin is Chairman and Chief Executive Officer of Community Based Developers, Inc. Mr. White is a citizen of the United States of America.

     Mr. Zampa's business address is Number Fifty Osgood Place, Suite 110, San Francisco, California 94133. Mr. Zampa is General Partner of Edward G. Zampa and Company. Mr. Zampa is a citizen of the United States of America.

     During the last five (5) years, (i) none of the persons enumerated in (I) through (IV) above has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) and (ii) none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), 5(b) and 5(c) are hereby amended to read as follows:

     (a) SHARE OWNERSHIP

     The following tables show the Shares owned directly and beneficially by the persons named in Item 2 hereof on the date of this statement:

                                                Shares Owned Directly
                                                ---------------------

                                                           Number of    Percent of
Name                                                        Shares      Class (1)
----                                                       ---------    ---------
BCM                                                        5,727,474         53.3%
CMET                                                         820,850          7.6%
NOLP                                                         195,732          1.8%
GEP Trust                                                     98,332          0.9

                   TOTAL                                   6,841,387         63.6%


                                                Shares Owned Directly
                                                ---------------------

                                                           Number of    Percent of
Name                                                        Shares      Class (1)
----                                                       ---------    ---------

BCM                                                        5,727,474         53.3%
CMET                                                         820,850          7.6%
NOLP                                                         195,732          1.8%
GEP Trust                                                     98,332          0.9%
Ryan T. Phillips (2)(3)                                    5,825,806         54.2%
M. Ned Phillips (2)                                        5,727,474         53.3%
Gene E. Phillips (4)                                         195,732          1.8%

Total shares beneficially
  owned by Reporting Persons                               6,841,387         63.6%

------------------------


(1) Percentage calculations are based upon 10,755,584 Shares outstanding at October 30, 1998. Total and addends may not match due to rounding.

(2) May be deemed to be the beneficial owner of Shares held directly by BCM by virtue of the relationship to BCM described in Item 2.

(3) May be deemed to be the beneficial owner of Shares held directly by the GEP Trust by virtue of the relationship to the GEP Trust described in Item 2.

(4) May be deemed to be the beneficial owner of Shares held directly by NOLP by virtue of the relationship to NOLP described in Item 2.

     (b) VOTING AND DISPOSITIVE POWER

     The Trustee of the GEP Trust has complete voting and dispositive power over the 98,332 Shares held by the GEP Trust. Each of the Trustees of CMET share voting and dispositive power over the 820,850 Shares held by CMET. Each of the Directors of BCM exercise voting and dispositive power over the 5,727,474 Shares held by BCM.

     (c) TRANSACTIONS IN SECURITIES

     The following table lists the purchase transactions in the Shares that were effected by the Reporting Persons during the past sixty days.

Reporting                            Number of           Price                 Type of
Person              Date             Shares              Per Share             Transaction
---------           ----             ---------           ---------             -----------
BCM                 08/31/98           1,000             $14.75                Open Market
BCM                 09/03/98          20,000             $15.375               Open Market
BCM                 09/09/98             200             $15.375               Open Market
BCM                 09/11/98           1,400             $15.375               Open Market
BCM                 09/21/98             600             $15.50                Open Market
BCM                 09/22/98             600             $15.25                Open Market
BCM                 10/05/98             400             $15.0625              Open Market
BCM                 10/06/98             200             $14.9375              Open Market
BCM                 10/06/98             200             $14.875               Open Market
BCM                 10/06/98           3,000             $14.9375              Open Market
BCM                 10/07/98           5,000             $15.00                Open Market
BCM                 10/07/98             400             $14.9375              Open Market
BCM                 10/08/98           3,000             $15.00                Open Market
BCM                 10/08/98           5,000             $15.25                Open Market
BCM                 10/08/98             400             $15.375               Open Market
BCM                 10/08/98          13,000             $15.375               Open Market
BCM                 10/08/98          10,000             $15.375               Open Market
BCM                 10/09/98          13,000             $15.375               Open Market
BCM                 10/12/98             700             $15.3125              Open Market
BCM                 10/27/98           8,400             $15.50                Open Market
BCM                 10/28/98             600             $15.50                Open Market
BCM                 10/29/98             600             $15.25                Open Market

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Item 6 is hereby amended to read as follows:

     BCM has pledged 46,711 shares to Advest, Inc., pledged 13,660 shares to Ameritrade, pledged 100,000 shares to American Express Financial, pledged 128,109 shares to BA Investment Services, pledged 506,800 shares to Bear Stearns, pledged 91,144 shares to Brown & Company, pledged 38,500 shares to Christensen Burke, pledged 84,000 shares to CJ Lawrence, pledged 30,201 shares to Cutter & Co., pledged 376,175 shares to Dean Witter, pledged 109,411 shares to First Southwest Securities, pledged 20,000 shares to First Union Brokerage, pledged 165,000 shares to Fleet Brokerage Services, pledged 177,000 shares to Foothill Capital, pledged 475,000 shares to Grand Pacific, pledged 79,000 shares to Gruntal & Company, pledged 96,000 shares to Hambrecht & Quist, pledged 68,889 shares to J.C. Bradford & Co., pledged 86,124 shares to Legg Mason (TX), pledged 25,500 shares to May Financial, pledged 116,437 shares to McDonald & Company, pledged 271,500 shares to Morgan Keegan, pledged

120,000 shares to Norwest Investment Services, pledged 810,000 shares to Preferred Bank, pledged 370,758 shares to Dain Rauscher, pledged 76,400 shares to Raymond James, pledged 89,052 shares to Regions Investment, pledged 96,000 shares to Robb, Peck, McCooey, pledged 97,000 shares to Robert Baird, pledged 121,363 shares to Southland Securities, pledged 78,500 shares to Southwest Securities, pledged 22,400 shares to Tucker Anthony, pledged 9,600 shares to Tucker Anthony (NY), pledged 260,000 shares to United Pacific, pledged 94,000 shares to Wachovia, pledged 161,124 shares to Wedbush Morgan and pledged 209,552 shares to Wheatfirst in stock margin accounts maintained by it with such brokers.

     BCM has also pledged 177,000 shares to Foothill Capital, pledged 260,000 shares to United Pacific, pledged 810,000 shares to Preferred Bank and pledged 475,000 shares to Grand Pacific pursuant to loan agreements with such lenders.

     NOLP has pledged 195,732 shares to Lehman (NY) in a stock margin account maintained by it with such broker.

     CMET has pledged 820,850 shares to Dean Witter in a stock margin account maintained by it with such broker.

     GEP Trust has pledged 98,332 shares to Dean Witter (NY) in a stock margin account maintained by it with such broker.

                                   SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in the statement is true, complete and correct.

Dated:  November 12, 1998


                       BASIC CAPITAL MANAGEMENT, INC.

                  By:           /s/Drew D. Potera
                       -----------------------------------------
                       Drew D. Potera, Vice President


                       NATIONAL OPERATING, L.P.
                  By:  Syntek Asset Management, L.P., General Partner
                  By:  Syntek Asset Management, Inc., Managing General Partner

                  By:     /s/Randall M. Paulson
                       -----------------------------------------
                       Randall M. Paulson, President


                       GENE E. PHILLIPS CHILDREN'S TRUST

                  By:     /s/Donald W. Phillips
                       -----------------------------------------
                       Donald W. Phillips, Trustee


                       CONTINENTAL MORTGAGE AND EQUITY TRUST

                  By:     /s/Randall M. Paulson
                       -----------------------------------------
                       Randall M. Paulson, President